SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 10, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 June 2005

Provalis plc

Provalis appoints Peter Woodford as Non-Executive Director

Provalis plc (LSE: PRO; NASDAQ: PVLS), the international medical diagnostics and pharmaceuticals group, is pleased to announce that Peter Woodford, who has extensive experience with Roche Diabetes Care, is appointed as a Non-Executive Director of the Company with effect from 1 July 2005.

Frank Harding, Provalis Chairman, said;

"Peter brings with him more than 30 years experience in the international healthcare industry with particular expertise in the diagnostics arena. I know he will make a significant contribution in helping Provalis to build the commercial base and value creation in our innovative diagnostic point of care platform in2it(™)."

Peter Woodford, commented;

"I'm looking forward to joining Provalis at this time and am particularly excited by the commercial potential of in2it(™), the Group's flagship A1c diabetes testing product. With the US launch of in2it underway and the European launches following later, together with the other tests in the pipeline, the diagnostics business should now be set for growth in the year ahead."

Peter Woodford's early career included a variety of sales, marketing and general management roles with several well-known companies in pharmaceuticals, medical equipment and diagnostics. From 1987, Peter spent 15 years with Roche Diagnostics/Boehringer Mannheim, serving as Managing Director of their UK operations before moving into international roles in 1994. He served as Senior Vice President, Roche Diabetes Care, responsible firstly for the Europe, Middle East and Africa Region and latterly for Global Marketing, Strategy and Business Development. He spent 8 years at the headquarters of Roche Diabetes Care in Mannheim, Germany with a secondary base in Indianapolis, USA, leading all global strategic and commercial activities for Roche Diabetes Care; a GBP1.2billion business.

Peter left Roche in 2002 and has since been advising a number of companies and investors in the diagnostics business. He is a non-executive director of BJS Biotechnologies Ltd and a past vice chairman of the British In Vitro Diagnostics Association.

-------------

For further information:-

Provalis plc
Dr Phil Gould, Chief Executive Officer,                                                                                      01244 833463
Mr Peter Bream, Finance Director,                                                                                            01244 833552

College Hill
Adrian Duffield/Corinna Dorward,                                                                                   020 7457 2815/2803

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it(™) A1c and Glycosal(®), both diabetes diagnostic tests.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax(®), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

Visit Provalis' Revised Website at http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.br>

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   June 10, 2005